Exhibit 99.4

MAMMA.COM INC.

388 St. Jacques Street, 9th Floor

Montreal, Quebec H2Y 1S1

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of Shareholders (the “Meeting”) of MAMMA.COM INC. (the “Company”) will be held at the Inter-Continental Hotel, Banquet Hall Saint-Jacques, 360 St. Antoine Street West, 3rd Floor, Montreal, Quebec, Canada H2Y 3X4, on June 8, 2007, at 11:00 am (EDT) for the following purposes:

1.	to receive the financial statements of the Company for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint RSM Richter LLP, Chartered Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors, acting through its audit committee, to fix their remuneration;

4.	to consider and, if deemed advisable, to approve a special resolution authorizing a change of the Company’s name from Mamma.com Inc. to Copernic Inc.;

5.	to consider and, if deemed advisable, to approve a resolution ratifying amendments to By-Law No. 3 and By-Law Relating Generally to the Business and Affairs of the Company in order to change the quorum requirement for meetings of shareholders to two or more shareholders holding at least 20% of the outstanding shares of the company;

6.	to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the matters referred to in this Notice are set out in the attached Management Information Circular.

In order to be effective, the special resolution set out in paragraph 4 above requires the approval of 66 2/3% of the votes cast at the Meeting. The resolution set out in paragraph 5 above requires the approval of a majority of the votes cast at the Meeting.

This Notice is accompanied by a form of Proxy and a Management Information Circular.

As required by the Business Corporations Act (Ontario), a form of Proxy is enclosed. If you are unable to be present personally at the Meeting, you are requested to complete, sign and return the enclosed form of Proxy.

DATED at Montreal, Quebec this 30th day of April, 2007.

BY ORDER OF THE BOARD

/s/ David Goldman
David Goldman
Executive Chairman